Mail Stop 3561
	July 1, 2005

John C. Textor
Chief Executive Officer
Baby Universe, Inc.
5601 NW 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

	Re:	Baby Universe, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed June 15, 2005
	File No. 333-124395

Dear Mr. Textor:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all page numbers refer to the courtesy marked copy of the registration statement.

Prospectus Summary, page 1
1. We reissue comment 6 in our letter dated May 27, 2005. Please further reduce the length of the summary to provide a brief overview of Baby Universe and the key aspects of the offering. For example, please shorten your discussion regarding the internet industry and your market and specifically focus on your business condition and financial condition.

Overview, page 1
2. We have considered your response to comment number 2 in our letter
dated May 27, 2005 and reissue comment 7 in our letter dated May
27,
2005.  We note your statement here that you are a "leading" online retailer of brand name baby, toddler....  In support of this claim,
you reference estimates by Internet Retailer magazine, but have not furnished to us the applicable pages of the magazine. Further, the scope of the Future Now, Inc. 2004 report appears too narrow to fully support the claim that you are a leading online retailer of baby, toddler and maternity products in the United States. Accordingly, please provide further support for the claim or delete. Please also provide support for statements such as, "We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues," as disclosed on page 35.

Risk Factors, page 6
3. We reissue comment 11 in our letter dated May 27, 2005. We have considered your response, however, we continue to believe that some of the risk factors are generic and equally applicable to similarly situated companies. For example, we note the following risk factors:

* We may not succeed in continuing to establish ..., page 8.
Would
not the building of a brand name be a significant component in the business strategy of most companies? Would not the provision of a high quality customer experience achieve a relationship of trust with customers for most companies? Have you had specific difficulties building your brand name or providing customer service?

* We face the risk of theft of our products..., page 12. Would not all companies who store and sell tangible products run the risk of theft? Is there a particular reason why your products are more susceptible to theft than other company`s products?

Again, these are only a few examples. If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Please revise accordingly throughout.

We rely exclusively on the sale of baby, toddler and maternity..., page 9
4. We note your response to comment 14 in our letter dated May 27, 2005, removing your reference to luxury products. Please, however, expand your disclosure to quantify the percentage of revenues that are derived from the sale of high-end products. Further, you revised the risk factor heading to address baby, toddler and maternity products generally; however, the discussion appears to focus on discretionary high-end products. Please revise to reconcile accordingly.




Management`s Discussion and Analysis of Financial Condition...,
page
26

Critical Accounting Policies, page 27
5. We note your response to comment 17 in our letter dated May 27, 2005 and will review your disclosure when the offering price range is determined.

Results of Operations, page 29
6. We note your responses to comments 18 and 19 in our letter dated
May 27, 2005. Given the large increase in revenue during the periods presented, further categorization of revenues by product group would be beneficial to the investor`s understanding. For example, we note an increase of 48.1% for the three months ended March 31, 2005 compared to the three months ended March 31, 2004, an increase of 60.2% in 2004 compared to 2003 and an increase of 73.2% in 2003 compared to 2002. Additionally, the narrative discussion of results could quantify the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services as required by Item 303(a)(3)(iii) of Regulation S-K. Please revise.

Liquidity and Capital Resources, page 33
7. We note your response to comment 23 in our letter dated May 27, 2005, adding a sentence to the end of the section indicating that your had no material commitments for capital expenditures. It is not clear, however, whether you have addressed the other components of comment 23. If those other components are inapplicable, please confirm. If applicable, please revise your disclosure to fully address Items 303(a)(1) and (2) of Regulation S-K. Please see Release No. 33-8350 for additional guidance.

Business, page 35
8. We note your response to comment 19 in our letter dated May 27, 2005, however, we reissue comment 26 in our letter dated May 27, 2005. Pursuant to item 101(c)(1)(i) of Regulation S-K, please disclose, for the last three fiscal years, the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue.

Underwriting, page 62

Reserved Shares, page 63
9. We partially reissue comment 36 in our letter dated May 27, 2005.
We note your disclosure that you will have a directed share program for "[c]ertain of our friends and certain individuals and entities with which we have a business relationship." Please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as "certain of our friends." Please also indicate when the shares and money will be exchanged. When do purchasers become committed to purchase their shares? Further, you indicate in your response letter that a copy of the latest draft of the program materials has been provided for our review as Exhibit N.
It appears, however, that we have not received the directed share program materials. Accordingly, please provide us with the directed share program materials with your amended filing.

Recent Sales of Unregistered Securities, page II-2
10. We note your response to comment 36 in our letter dated May
27,
2005. For many of the transactions, you disclosed that the consideration you received was services to be rendered. Please expand your disclosure to indicate the nature of, value, and expected date that services will be rendered.

Consolidated Financial Statements, F-1

Consolidated Statements of Cash Flows, F-5
11. Please clarify that the "stock issued to CEO in lieu of compensation" shown as an operating activity is non-cash compensation, if so, or advise us otherwise.

Note 2 - Summary of Significant Accounting Policies, F-7

Gift Certificates Liability, F-8
12. Please support your recognition of unredeemed gift certificates as revenue or revise your policy to disclose that unredeemed gift cards are recognized as other income. Please tell us the amounts recorded as revenue in previous periods for cash received on unredeemed gift certificates that you have deemed immaterial for reclassification.

Revenue Recognition, F-9
13. We note discounts and returns were approximately 3.6%, 4.5%, and
6.4% of sales in 2004, 2003, and 2002, respectively. Please include
Schedule II -Valuation and Qualifying Accounts in your next amendment. See Rules 4-02, 5-04 and 12-09 of Regulation S-X.




Accounting for Stock Based Compensation, F-10
14. We note your response to comment 50 in our letter dated May
27,
2005. Please expand your footnote disclosure to include the following:

* For each period, the fair value of the common stock and the intrinsic value, if any, per option;

* A statement that you obtained a retrospective appraisal of the valuation of the company as of October 1, 2004.

Additionally, please include in "Management`s Discussion and Analysis of Financial Condition and Results of Operations" a discussion of the following:

* The significant factors, assumptions and methodologies you used in determining fair value;

* A discussion of each significant factor contributing to the difference between the fair values from the grant date of October 1,
2004 to the grant date of January 18, 2005. Please supplement your time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. The increase in fair value from $1.22 to $6.60, as implied by the fact that no deferred compensation was recorded on the January 18, 2005 issuance, indicates that the fair value of the company increased by more than
500% over that same span. Note this time line should culminate in the offering range initially discussed and currently discussed; and

* Disclose if you obtained objective evidence of fair value of the underlying shares supporting the options or share grants for other options and equity instruments granted for the most recent fiscal year to the latest practicable date. In this regard, disclose why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist if that is the case.
      We may have further comment upon review.

Restatement, F-16
15. Please inform us of the specific journal entries involved in the restatement of the consolidated financial statements for the periods presented. In this regard, please clarify why public offering costs were recorded and the reasons for the numerous changes to the consolidated statement of operations including, but not limited to, advertising expense, salaries and benefits, rent, and loss on investments.
16. We note the auditors changed their report date from April 27, 2005 to June 13, 2005. Please request your auditors to explain to us how they were able to conclude that no reference to the restatement was necessary in their report. See AICPA Auditing Standards Section
561.06 now contained in Rule 3200T of the PCAOB Interim Auditing
Standards.
17. Please expand your disclosure to include the impact on earnings per share as set forth in paragraph 37 of APB 20.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at
(202) 551-3338, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Bradley D. Houser, Esq.
	Akerman Senterfitt
	Fax: (305) 374-5095
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Bradley D. Houser
Baby Universe, Inc.
July 1, 2005
Page 1